FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number 001-15266

BANK OF CHILE

 (Translation of registrant’s name into English)

Ahumada 251
 Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on February 3rd, 2015, regarding its financial results for the Fourth Quarter and Full Year 2014.

Santiago, Chile, February 3rd, 2015, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of lending and non-lending products and services across all segments of the Chilean financial market, today announced its results for the fourth quarter and year-end 2014.

Our Brands

*Citi and the arc design in Trademark registered by Citigroup Inc.

Use under License.

Credit Ratings

(LT Foreign Currency)

Moody’s

Standard & Poors

2014 — 4th Qtr and Full Year | Earnings Report

‘It’s All About Beliefs and Consistency’

HIGHLIGHTS

•                  For third year in a row BCH led the market in results by recording a net income of Ch$591 Bn., which represents a 15% YoY increase.

•                  Positive 4Q14. We posted a net income of Ch$128 Bn., in spite of non-recurrent expenses linked to collective bargaining agreements.

•                  Trading volumes of BCH’s stock increased by 86% YoY in 2014 (excluding LQIF’s secondary offering).

From the Desk of Arturo Tagle (CEO)

‘The past year began with uncertainty about the economic outlook. This particularly affected investment and growth of commercial loans in the first half. Instead, consumer and mortgage loans kept growing, although they slid by the end of the year, in line with smoothing consumer confidence. However, we were able to successfully cope with this scenario by staying aligned with our strategy, cashing in on competitive advantages and improving customer experience through both cutting-edge mobile banking solutions and business intelligence. Also, we kept the scope on credit risk and watched the risk-return relationship closely, in all of the markets we compete. Similarly, we continued to diversify our funding, which benefited from new placements abroad and a 16% YoY increase in demand deposits. Lastly, a higher than expected inflation and favourable shifts in interest rates boosted our revenues. Consequently, we kept leading the industry by reaching a record net income of Ch$591 Bn. and a ROAE of 24%. These figures were reflected by our stock, which posted an 86% YoY increment in trading volumes, the highest for Chilean banks. The year ahead will be as demanding as 2014. In fact, we will have to deal with the speed of economic recovery and its effects on business activity. However, we are confident that based on our strengths and managerial skills, we will grow profitably once again’.

Selected Financial Data (1) (in millions of Ch$, except %)	Dec-13	Dec-14	% Chg.
Income Statement (Millions of Ch$)
Net Financial income(2)	1,141,710	1,344,742	17.8%
Net Fees and Commissions	287,094	272,188	(5.2)%
Other operating income	27,221	29,472	8.3%
Total Operating Revenues (2)	1,456,025	1,646,402	13.1%
Provisions for loan losses	(241,613)	(283,993)	17.5%
Operating expenses	(622,944)	(714,662)	14.7%
Net income (3)	513,603	591,081	15.1%
Earnings per Share
Net income per share (Ch$)	5.51	6.24	13.3%
Book value per share (Ch$)	24.52	26.78	9.2%
Shares Outstanding (Millions)	93,175	94,655	1.6%
Balance Sheet (Millions of Ch$)
Loans to Customers	20,869,511	21,876,648	4.8%
Total Assets	25,933,870	27,645,828	6.6%
Demand Deposits	5,984,332	6,934,373	15.9%
Equity	2,284,316	2,535,156	11.0%
Profitability Ratios
Return on average assets (ROAA)	2.13%	2.25%	+12	bp
Return on average equity (ROAE)	23.51%	24.43%	+92	bp
Net Financial Margin(4)	5.08%	5.56%	+48	bp
Efficiency ratio	42.78%	43.41%	+63	bp
Credit Quality Ratios
Total Past Due / Total Loans	1.13%	1.25%	+12	bp
Allowances / Total loans	2.30%	2.42%	+12	bp
Allowances / Total Past Due	2.03	x	1.94	x	-0.09	x
Provisions / Avg. Loans	1.23%	1.34%	+11	bp
Capital Adequacy Ratios
BIS Ratio (Regulatory Capital / RWA)	13.05%	13.32%	+27	bp
Tier I Ratio (Capital / RWA)	9.94%	10.39%	+45	bp

(1)         See pages 13 to 15.

(2)         Net interest income, Net fees and commissions, foreign exchange transactions, net financial operating income and other operating income.

(3)         Net Income attributable to Bank’s owners (adjusted by minority interest).

(4)         Net financial income divided by average interest earning assets.

4Q and FY 2014 | Business Environment:

Chilean Economy

The Chilean economy completed a sluggish 2014 by posting a 1.7%(e) YoY GDP expansion. Deceleration in consumption and contraction in investment were the key drivers for this performance. Under this scenario, the Central Bank promoted an easing monetary policy by cutting interest rates. This stimulus finished by the end of the year, though additional reductions cannot be discarded.

•                  In the 4Q14 the Chilean economy experienced a tiny rebound. As a result, market expectations set GDP growth at 1.4% YoY for the 4Q14. Even though, this figure does not improve the overall performance for 2014. In fact, the Central Bank (CB) is expecting a modest 1.7% YoY growth this year, which is well below the expansion observed in the last three years. As for 2015, growth expectations have continued being revised downwards. Thus, market forecasts set GDP growth at 3% or even lower.

•                  The economic slowdown has been mainly steered by the delay of diverse key investment projects associated with mining and manufacturing sectors, as well as soaring energy and labour costs. On the other hand, these drivers have been accompanied by a bundle of reforms proposed by the recently elected government. Accordingly, business sentiment and consumer confidence indexes have remained in pessimistic levels.

•                  Due to the above, we expect a contraction in private investment for fifth quarter in a row. On the whole, investment should decrease by approximately 6% this year, while rebounding moderately in 2015, based on recently announced public investment projects.

•                  Conversely, private consumption has continued slowing down though maintaining a positive expansion. Also, the deceleration has been slower than expected, which could be explained by mixed trends in employment. Actually, while the unemployment rate declined in the 4Q14 (6.0% on average), job creation remains modest and the “quality” of jobs seems to be deteriorating. In addition, credit conditions have continued tightening, which is aligned with a less favourable economic environment. According to the CB total consumption should grow by 2.4% in 2014 and 2.8% in 2015.

•                  Concerning to prices, inflation peaked in Oct-2014 by pointing 5.7% in 12 months. However, CPI variation decreased sharply after that, as a result of changes in local stabilisation system for oil prices. All in all, inflation was 4.6% in 2014, which is above the mid-term target defined by the CB (2%-4%). During 2014, inflation has been influenced by a sharp depreciation of the Ch$, given changes in local interest rates, copper price and expectations on changes on the FED’s policies. For 2015, the market is setting inflation at 2.8%, in consistency with the deceleration expected for private consumption.

•                  As for monetary policy, the CB ended the stimulus by keeping the standing facility rate at 3.00% during the 4Q14, after four consecutive monthly cuts. The Central Bank expects inflation to slide in 2015, in line with a weaker economic activity. Nevertheless, market analysts do not discard additional cuts in the monetary policy rate in the next quarters.

KEY ECONOMIC INDICATORS

GDP & Domestic Demand

(12m % change)

Inflation and Monetary Policy Rate

(12m % change and %)

4Q and FY 2014 | Business Environment:

Local Banking Industry (1)(2)

The industry posted a 4.8% YoY (real terms) expansion in total loans. This growth was particularly fostered by residential mortgage loans, while commercial and consumer loans were affected by the economic slowdown. Nevertheless, the banking system recorded a significant increase in net income. This was given by a positive effect of higher than expected inflation and favourable shifts in the yield curve.

•                 The loan book of the industry recorded a 4.8% YoY growth (real terms) in 2014, which reflected the slowdown in economic activity, especially towards the end of the year. Nevertheless, the positive thing is that loan growth seems to have recovered from the dramatic curb observed in the 1Q14 and the 2Q14, with QoQ real growth rates of 0.8% and 0.2%, respectively. A key driver for this trend was the delay in investment projects in mining and energy sectors, due to both uncertainty and the closing of output gaps.

•                  When looking at the different product families, the behavior is mixed.  On the one hand, mortgage loans maintained a solid trend by growing 10.5% YoY (real terms) in 2014. This was above the 12-month expansions of both the 3Q14 (10.1%) and the FY2013 (9.0%). This trend has been explained by attractive interest rates and a strong demand for credits boosted by increasing house prices. In contrast, consumer loans grew by 3.5% YoY in 2014. This figure was below the 12-month growths of 8.7% achieved in 2013 and 5.1% in the 3Q14. This tendency was in line with smoothing figures in private consumption, supported by annual sales in the commerce that had increased by only 1.4% YoY as of Nov. 14 (10%  as of Nov. 13) as reported by the National Chamber of Commerce. Accordingly, the demand for consumer loans scaled down. On the other hand, commercial loans recorded a modest 2.8% YoY growth (real terms) in 2014, significantly lower than the 6.8% recorded in the 4Q13 YoY. This behavior was aligned with the uncertainty caused by political and economic reforms, as well as the end of the investment cycle in mining.

•                  Concerning to net income, the bottom line of the industry boosted by 41.7% YoY, from Ch$1,655 Bn. as of Nov. 13 to Ch$2,345 Bn. as of Nov. 14. This was explained by operating revenues increasing from Ch$6,569 Bn. as of Nov.13 to Ch$7,907 Bn. as of Nov.14, principally boosted by higher contribution of the structural UF net asset position held by the industry (given higher inflation). This was supplemented by greater income from term gapping and liabilities repricing caused by lower short-term interest rates, as well as a positive impact of the tax reform passed this year on the industry’s deferred taxes.

•                  The upward trend in revenues allowed the industry to effectively cope with increasing loan loss provisions, which climbed from Ch$1,272 Bn. as of Nov.13 to Ch$1,465 Bn. as of Nov.14. This annual rise involved an increase of Ch$123 Bn. in additional provisions, given the industry’s expectation on the economy. The rise in risk expenses was in conjunction with operating expenses that rose 16.5% YoY, from Ch$3,267 Bn. as of Nov.13 to Ch$3,806 Bn. as of Nov.14, as a result of higher personnel and administrative expenses. The industry’s cost base is somewhat indexed to inflation and, therefore, part of the increase was explained by such factor.

•                  Based on the above, the banking system posted a ROAE of 18.8% as of Nov.14, which favorably compares with the 15.1% obtained as of Nov.13.

INDUSTRY’S KEY FIGURES

Total Loan Growth (1)(2)

(% change, in real terms)

Net Income & ROAE

(In billions of Ch$ and %, as of each date)

(1)         Quarterly growth for the 4Q14 considers quarterlised growth based on monthly data for October and November 2014. Also 12-month growth for the 3Q14 considers the period Nov13/Nov14.

(2)         Figures exclude operations of subsidiaries abroad and the effect (estimate) of the consolidation of a retailer’s credit card portfolio into its banking subsidiary, which added ~Ch$430 billion in consumer loans to the industry’s balance sheet in December 2013.

4Q and FY 2014 | Earnings Report:

Net Income

Our bottom line was 15% up YoY by totalling Ch$591 Bn. in 2014. Positive effects of higher than expected inflation, changes in interest rates and loan growth were key factors for this performance. These drivers enabled us to cope with extraordinary operating and risk expenses. As for the 4Q14, extraordinary expenses related to collective bargaining agreements and higher loan loss provisions hit our net income.

As in previous years, our bottom line posted a new record in 2014 by posting Ch$591 Bn. This figure beat by 15.1% the amount of Ch$514 Bn. registered in 2013 and has been mainly attributable to an increase in operating revenues and controlled risk and operating expenses. Also, this performance permitted us to remain the leader bank in terms of net income generation by reaching a 24.1% market share as of Nov-14 (latest available data). Then, our excellent results for the FY2014 principally relied on:

•                  Significantly higher contribution of our UF net asset position, based on higher inflation (measured as UF) in 2014 as compared to 2013.

•                  Favourable downward shifts in interest rates that positively impacted term gapping, short-term liabilities repricing and mark-to-market of our securities portfolio.

•                  Higher income from loans as a result of both loan book expansion and also due to extraordinary revenues associated with a commercial loan settled in advance.

•                  A positive one-off effect on deferred taxes, as a result of a corporate tax rate increase caused by the tax reform passed in Chile this year.

•                  The above allowed us to effectively cope with: (i) an annual decrease in fee income given by the impact of regulations affecting insurance brokerage business, as well as commercial decisions intended to increase transactionality in credit cards, (ii) greater operating and risk expenses that were mostly explained by extraordinary effects, such as collective bargaining agreements and additional allowances, respectively, and (iii) lower contribution of our DDA balances due to the decrease in short-term interest rates

As for profitability, we maintained our market-leading position in 2014 by posting a ROAE of 24.4% as of Dec.2014. This favourably compares with the 23.5% posted last year and the average of 18.8% recorded by the industry as of Nov.14 (latest available data).

NET INCOME: YEARLY AND QUARTERLY EVOLUTION

(In billions of Ch$, except for %)

Regarding the 4Q14, we posted a bottom line of Ch$128 Bn. This figures is only 3.6% below the amount obtained in the 4Q13. The YoY decrease had mainly to do with: (i) higher operating expenses owing to the recognition of a special bonus linked to bargaining agreements negotiated this quarter, (ii) higher loan loss provisions as a result of greater additional allowances set in the 4Q14. By excluding these two extraordinary effects, our net income would have been 28% (app. Ch$172 Bn.) above the figure posted in the 4Q13. This increase has to do mainly with higher income from loans, due to loan growth and the positive effect of higher inflation on our UF net asset position, in the 4Q14 with respect to the 4Q13.

4Q and FY 2014 | Earnings Report:

Operating Revenues

We posted a 13% YoY growth in operating revenues in 2014. This increment relied on positive effects of inflation, interest rates and FX, as well as loan growth. Similarly, the 12% YoY increase posted by our revenues in the 4Q14 was also explained by inflation and loan growth.

Our operating revenues amounted to Ch$1,646 Bn. in the FY2014, which was 13.1% above the figured posted in the FY2013. Income from lending continued to be our main source of revenues and enabled us to offset lower fees and commissions. One by one, the following are the main drivers explaining our excellent performance in revenues:

•                  Significantly higher contribution of our UF net asset position by approximately Ch$155.9 Bn. This was the result of higher than expected inflation in 2014 as compared to 2013, which translated in a UF variation of 5.7% and 2.1%, respectively.

•                  An annual increase of roughly Ch$37.9 Bn. in income from loans, steered by a 7.0% YoY expansion in our loan book (average balances) and a proactive management of spreads that stayed flat YoY, despite strong competition.

•                  Higher revenues from asset and liability management by nearly Ch$20.8 Bn. YoY. This was the result of both term gapping due to a steepening in the yield curve and a repricing effect on short-term liabilities. Both effects were fostered by consecutive cuts to the reference rate, which averaged 4.92% in 2013 as compared to a mean of 3.75% in 2014.

•                  Approximately Ch$7.6 Bn. of higher income from our long position in US$ that hedges our US$-denominated loan loss allowances, in 2014 as compared to 2013. This variance was produced by higher Ch$ depreciation (15.3%) in 2014 when compared to 2013 (9.6%).

•                  An increase of roughly Ch$3.2 Bn. in revenues from the management of our AFS portfolio. This was the result of higher sales of AFS securities, prompted by a decrease in long-term interest rates, which translated into higher market value adjustments.

The above factors enabled us effectively deal with:

•                  An annual decrease of approximately Ch$14.9 Bn. in fee income. This relied on: (i) lower fees from credit cards (Ch$11.5 Bn.) due to commercial decisions intended to increase transactionality, (ii) fees from insurance brokerage hit by regulations (Ch$8.0 Bn.), and (iii) a decline in fees from stock brokerage (Ch$2.2 Bn.). These effects were partly offset by greater fees from fees from mutual funds (Ch$10.4 Bn.), given a 20.5% YoY rise in AUM in 2014 vis-à-vis 2013. Also, worth mentioning is the higher fee income from financial advisory (Ch$2.0 Bn.), associated with important deals conducted by the end of 2014.

•                  Lower contribution of our DDA by roughly Ch$1.1 Bn. in 2014 as compared to 2013. This reflected the trend followed by the reference rate, which reduced the benefit of these deposits, despite a 15.0% YoY increase in average balances.

As a result of the increase in revenues, and particularly due to the positive effect of inflation, our NIM rose from 4.71% in 2013 to 5.15% in 2014.

TOTAL OPERATING REVENUES

	Quarters		Year End		YoY Chg.
(in millions of Ch$ and %)	4Q13	4Q14	Dec-13	Dec-14	4Q13/4Q14		Dec13/Dec14
Net Interest Income	290,476	342,199	1,059,169	1,245,058	17.8%		17.6%
Net Fees and Commissions	71,244	71,698	287,094	272,188	0.6%		(5.2)%
Net Financial Operating Income	(12,603)	5,908	11,084	29,459	—		165.8%
Foreign Exchange Transactions	34,693	8,664	71,457	70,225	(75.0)%		(1.7)%
Other operating income	9,297	11,984	27,221	29,472	28.9%		8.3%
Total Operating Revenues	393,107	440,453	1,456,025	1,646,402	12.0%		13.1%

Net Financial Margin (NFM)	5.35%	5.70%	5.08%	5.56%	+35	bp	+48	bp
Net Interest Margin (NIM)	4.97%	5.46%	4.71%	5.15%	+49	bp	+44	bp

As for the 4Q14, our operating revenues were Ch$440.5 Bn, which was 12.0% above the figure posted in the 4Q13. This YoY variance was mainly due to: (i) a 0.95% rise in UF variation, which translated into a higher contribution of our UF asset exposure by Ch$45.8 Bn., and (ii) higher income from loans by roughly Ch$4.9 Bn. primarily due to a 5.9% YoY growth in the average loans. These factors permitted us to offset: (i) a negative exchange rate effect on the hedge of our US$-denominated loan loss provisions by roughly Ch$2.2 Bn. given by a higher Ch$ depreciation in the 4Q13 (4.2%) vis-à-vis the 4Q14 (1.3%), and (ii) lower contribution of DDAs by approximately Ch$0.9 Bn.

4Q and FY 2014 | Earnings Report:

Loan Loss Provisions & Allowances

We posted an 18% YoY increase in LLP during 2014. However, if extraordinary effects of additional provisions and FX are isolated, we realise most of the increment had to do with loan growth. For the 4Q14, loan growth and additional provisions were also key drivers for the YoY increase in LLP.

During 2014 we had to deal with diverse forces influencing risk expenses, such as economic deceleration, delay in investment projects and potential changes in unemployment rate. Despite this scenario, our loan loss provisions posted an increase that was associated with extraordinary effects rather than credit deterioration. Thus, the 17.5% YoY rise loan loss provisions (from Ch$241.6 Bn. in 2013 to Ch$284.0 Bn. in 2014) was mainly explained by:

•                  Volume effect associated with loan growth. Our loan book expanded by approximately 7.0% YoY (average balances) in 2014 as compared to 2013. All things equal, this expansion explained approximately Ch$11.9 Bn. of the variation recorded in loan loss provisions. Given the higher expansion in retail banking (11.3% YoY in average balances) than in wholesale banking (4.2% YoY in average balances). Approximately 96% of the volume effect was attributable to the retail banking segment.

•                  Higher additional provisions. In 2014 we set additional provisions of roughly Ch$22.5 Bn, as compared to the Ch$10 Bn. established in 2013. This YoY variance is related to our prudent approach to credit risk and our view regarding potential risks in certain economic sectors if the economic recovery takes longer than expected.

•                  A higher negative exchange rate effect on the US$-denominated allowances by approximately Ch$7.6 Bn. in 2014 as compared to 2013. This was prompted by a Ch$-peso depreciation of 15.3% in 2014 as compared to a devaluation of 9.6% in 2013.

•                  Net deterioration of approximately Ch$10.4 Bn., which involves the release of allowances for loan losses by approximately Ch$9.0 Bn. in 2013. This was the result of the improvement in the financial condition of a specific corporate customer last year.

Based on the above, our LLP ratio increased from 1.23% in 2013 to 1.34% in 2014. Nevertheless, once adjusted by extraordinary effects (additional provisions and exchange rate), this ratio turns into 1.18%. These indicators reflect our effective risk approach and how we have been able to balance growth, risk and return amid a complicated backdrop. As for delinquency, our past due rose from 1.13% in 2013 to 1.25% in 2014, mainly due to specific wholesale customers.

LOAN LOSS PROVISIONS & ALLOWANCES

Quarters	Year End	% Change
(in millions of Ch$ and %)	4Q13	4Q14	Dec-13	Dec-14	4Q13/4Q14	Dec13/Dec14
Initial Allowances	(456,284)	(524,774)	(427,435)	(480,478)	15.0%	12.4%
Charge-offs	52,315	71,379	196,535	255,342	36.4%	29.9%
Debt exchange	—	—	12,556	—	—	—
Provisions established, net	(76,509)	(75,220)	(262,134)	(303,479)	(1.7)%	15.8%
Final Allowances	(480,478)	(528,615)	(480,478)	(528,615)	10.0%	10.0%
Provisions Established	(76,509)	(75,220)	(262,134)	(303,479)	(1.7)%	15.8%
Prov. Financial Guarantees	(1,900)	(534)	(13,025)	(4,324)	(71.9)%	(66.8)%
Additional Provisions	(2,612)	(12,430)	(10,000)	(22,499)	375.9%	125.0%
Recoveries	13,225	14,553	43,546	46,309	10.0%	6.3%
Loan Loss Provisions	(67,796)	(73,631)	(241,613)	(283,993)	8.6%	17.5%
Credit Quality Ratios
Allowances / Total loans	2.30%	2.42%	2.30%	2.42%	+12	bp	+12	bp
Allowances / Total Past Due	2.03	x	1.94	x	2.03	x	1.94	x	(0.09	)x	(0.09	)x
Provisions / Avg. Loans	1.33%	1.36%	1.23%	1.34%	+3	bp	+11	bp
Charge-offs / Avg. Loans	1.03%	1.32%	1.00%	1.21%	+29	bp	+21	bp
Total Past Due / Total Loans	1.13%	1.25%	1.13%	1.25%	+12	bp	+12	bp
Recoveries / Avg. Loans	0.26%	0.27%	0.22%	0.22%	+1	bp	(0	)bp

As for the 4Q14, our loan loss provisions totalled Ch$73.6 Bn., which was 8.6% above the figure posted in the 4Q13. This variance was explained by: (i) volume effect by roughly Ch$5.3 Bn. due to a loan book expansion of 5.9% YoY, and (ii) higher additional allowances of approximately Ch$9.8 Bn. These elements were partially counterbalanced by: (i) a net credit improvement in wholesale banking by nearly Ch$7.6 Bn., associated with allowances that we set in the 4Q13 in order to face credit deterioration of specific customers, and (ii) a positive exchange rate effect of roughly Ch$2.0 Bn, fostered by a higher Ch$ depreciation in the 4Q13 (4.2%) than in the 4Q14 (1.3%).

4Q and FY 2014 | Earnings Report:

Operating Expenses

Our OpEx increased by 15% YoY in 2014. However, half of this increase is explained by extraordinary items, particularly associated with collective bargaining agreements settled this year. Similarly, the 28% YoY increase in OpEx in the 4Q14 are mostly explained (83%) by these extraordinary charges.

In 2014 our cost base was impacted by diverse extraordinary effects, particularly related to collective bargaining agreements settled with our different unions. Overall, our operating expenses totalled Ch$714.7 Bn. in 2014, which denotes a 14.7% YoY rise from the Ch$622.9 Bn. posted last year. As mentioned earlier, the annual increase had mostly to do with:

•                  Non-recurrent personnel expenses amounting to Ch$45.1 Bn. in 2014. This extraordinary effect was associated with the negotiation of collective bargaining agreements that were due to expire in 2014 (two unions) and others that were due to expire in 2015, for which we negotiated in advance (remaining unions) and reached 4-year agreements. We believe these agreements strengthen the relationship with our whole workforce while improving the corporate climate.

•                  Recurrent personnel expenses that increased by approximately 5.0%, from Ch$323.2 Bn. in 2013 to Ch$339.4 Bn. in 2014 (once adjusted by extraordinary effects). This annual rise is completely in line with inflation (CPI variation of 4.6% in 2014) and somehow reflects the effect of this variable on salaries.

•                  Concerning to administrative expenses, we posted Ch$270.5 Bn. in 2014, which represented a 7.1% YoY increase as compared to 2013. The main reasons behind this change were: (i) roughly Ch$5.5 Bn. of greater IT and communication expenses as some items are inflation-indexed, (ii) approximately Ch$4.6 Bn. of higher expenses related to our branch network and fixed assets, and (iii) expenses related to outsourced services associated with internal developments that went up by Ch$3.1 Bn. YoY.

•                  As for other operating expenses, we posted an annual increase of Ch$11.0 Bn in 2014 as compared to 2013. This was primarily explained by nearly Ch$8.4 Bn. of higher contingency provisions in 2014 as compared to a year earlier.

In spite of the above, our cost-to-income ratio posted a tempered increase of 63 bp. YoY in 2014. Clearly, most of the effect associated with non-recurrent expenses was offset by operating revenues that boosted as a result of higher inflation and term gapping.

TOTAL OPERATING EXPENSES

	Quarters		Year End		% Change
(in millions of Ch$ and %)	4Q13	4Q14	Dec-13	Dec-14	4Q13/4Q14		Dec13/Dec14
Personnel expenses	(89,045)	(128,993)	(323,236)	(384,512)	44.9%		19.0%
Administrative expenses	(68,192)	(77,134)	(252,501)	(270,537)	13.1%		7.1%
Depreciation and Amort.	(7,577)	(9,604)	(28,909)	(30,501)	26.8%		5.5%
Impairments	(2,114)	(314)	(2,247)	(2,085)	(85.1)%		(7.2)%
Other Oper. Expenses	(2,262)	(798)	(16,051)	(27,027)	(64.7)%		68.4%
Total Oper. Expenses	(169,190)	(216,843)	(622,944)	(714,662)	28.2%		14.7%
Additional Information
Op. Exp. / Op. Rev.	43.04%	49.23%	42.78%	43.41%	+619	bp	+63	bp
Op. Exp. / Avg. Assets	2.69%	3.16%	2.58%	2.72%	+47	bp	+14	bp
Headcount (#)	14,723	14,803	14,723	14,803	+80		+80
Branches (#)	430	429	430	429	(1)		(1)

In relation to the 4Q14, our operating expenses totalled Ch$216.8 Bn., which was 28.2% above the figure recorded in the 4Q13. This YoY rise was mainly fostered by:

•                  Non-recurrent personnel expenses of roughly Ch$39.6 Bn. This had mainly to do with collective bargaining agreements that were negotiated beforehand as they were due to expire in 2015.

•                  Recurrent personnel expenses that went up by only 0.4% YoY, from Ch$89.0 Bn in the 4Q13 to Ch$89.4 Bn. in the 4Q14. This reflects our firm commitment to cost control.

•                  Administrative expenses that increased by approximately Ch$8.9 Bn. as a result of: (i) roughly Ch$2.1 Bn. of higher expenses linked to the operation of our branch network and buildings, (ii) nearly Ch$3.4 Bn. associated with higher expenses in IT, communications and office supplies.

4Q and FY 2014 | Earnings Report:

Loan Portfolio

Our loan portfolio expanded by 4.8% YoY in 2014. Growth in residential and consumer loans enabled us to deal with modest expansion in commercial loans.

Our loan book amounted to Ch$21,877 Bn. as of December 31, 2014. This balance represented a 4.8% YoY growth as compared to a year earlier and supports a market share of 18.3%* as of Nov.14 (latest available data), denoting a decrease of 82 bp. in market share. The trend followed by our loan book seems to be consistent the 4Q14 credit survey released by the Central Bank, which reports that credit supply remains restricted for both companies and individuals. On the other hand, a lower fraction of banks (with respect the 3Q14) informs a weakening in the demand for consumer loans, while a higher portion reports a strengthening in the demand for residential loans. In the case of corporations, demand stayed mainly flat QoQ. Therefore, although our loan book expansion was below the growth of the industry, it was aligned with our perception of the impact of deceleration on credit risk for certain segments. Last but not least, our tempered growth in loans was also explained by a high basis for comparison. By the end of 2013 we granted short-term working capital loans by approximately Ch$560 Bn. to specific wholesale customers. Excluding this effect, our loan portfolio would have grown by roughly 8% YoY, which is much in line with the expansion posted by the industry. On the whole, our loan growth relied on:

•                  Residential mortgage loans that remained very strong by recording a 14.5% YoY growth. As mentioned in previous quarters, we have targeted upper income customers and high value properties, while upward trend in housing prices persists. Although we recognise that demand for credits remains strong in this product, we have set stricter requirements in the approval process. All in all, we had mortgage loans of Ch$5,419 Bn. as of Dec14, which supported a market share of 17.2%* as of Nov14.

•                  Consumer loans that grew 9.4% YoY by totalling Ch$3,350 Bn. as of Dec14. This year-end balance upheld a 20.9%* market share (as of Nov14). As noted by the Central Bank, the supply conditions have change for consumer loans and we have followed this trend. In fact, we have tempered our growth in some income segments as we foresaw risks associated with potential effects of deceleration on employment. Nevertheless, we have continued to grow in specific products, particularly in credit cards (+12.7% YoY) and to al lesser degree in installment loans (+7.8% YoY).

•                 Commercial loans that remained almost flat YoY by growing 0.2% in 2014. This increment resulted in a year-end balance of Ch$13,108 Bn. in 2014 and translated into an 18.2%* market share. Our low growth in this product was mainly explained by specific short-term loans of approximately Ch$560 Bn., granted at the end of 2013. Once adjusted by this effect, our expansion in commercial loans would have been around 4.7% YoY. However, the moderate growth was also in line with our prudent risk approach, as well as very aggressive strategies followed by some competitors. Finally, it is important to note that beyond our annual growth, since the 3Q14 we broke a downward trend in loan growth for this product by advancing 2.3% and 1.4% QoQ in the 3Q14 and the 4Q14, respectively.

LOAN PORTFOLIO: BREAKDOWN / GROWTH / MARKET SHARE

(In Billions of Ch$ and %)

4Q and FY 2014 | Earnings Report:

Funding Structure

In 2014 we continued to diversify our funding by placing bonds in Chile and abroad. As a result, we have significantly improved our funding in quality and liquidity over the last four years.

We reinforced our funding structure in 2014. We are conscious this is one of our main competitive advantages so we put a lot of efforts in diversifying sources and markets in order to assure a sustainable growth. Thus, we kept on executing our funding diversification program by placing approximately US$470 million in Switzerland, Japan and Hong Kong (the last two issuances under our MTN program). In addition, we have actively used our Commercial Paper program, which provides us with a very convenient source of short-term funding, as we minimise transaction costs. As of December 31, 2014 we had an outstanding balance of approximately US$625 million associated with this program. Lastly, we were also very active in the local market of senior bonds by issuing approximately US$746 million in 2014. The following table summarizes our annual issuance activity:

Market		Amount			Tenors
Switzerland	:	Ch$	174.5	Bn.	2 to 5 years
Japan	:	Ch$	66.7	Bn.	5 to 8 years
Hong Kong	:	Ch$	43.0	Bn.	6 years
USA – Commercial Papers
Total Placements (2014)	:	Ch$	1,090.3	Bn.	90 days on average
Outstanding Balance (Dec.14)	:		378.8	Bn.
Chile – Senior Bonds	:	Ch$	451.9	Bn.	6 to 14 years

The previously mentioned diversification program has allowed us to significantly improve the quality and duration of our funding structure. Actually, as shown by the table above, most of the international placements involve tenors of approximately 5 years, which has enabled us to improve our liquidity ratios. In addition, these sources of funding have replaced less stable and more expensive liabilities. As depicted by the chart below (left hand side), the debt issued has increased from 9.7% in 2010 to 18.3% in 2014, as a percentage of total assets. This compares to the decline of wholesale deposits (from 41.8% in 2010 to 34.0% in 2014) and borrowings from financial institutions (7.0% to in 2010 to 4.0% in 2014), as a percentage of total assets.

FUNDING: BREAKDOWN / EVOLUTION

(In Billions of Ch$ and times)

Also, worth mentioning the slight upward trend of core deposits as a source of funding, going from 24.8% in 2010 to 26.3% in 2014. This is supported by our leading market position in current accounts and demand deposits (that translated into a 24.1% market share as of Nov.14), but particularly by our undisputed first place in DDAs held by individuals with a 29.0% market stake as of the same date. Certainly, our core deposits represent one of our main competitive advantages while demonstrating the confidence of customers in our soundness.

4Q and FY 2014 | Earnings Report:

Capital Adequacy & Other Topics

During 2014 we also strengthened our capital adequacy. This was the result of earnings retention, inflation effect on capital, as well as higher net income.

Our equity accounted for Ch$2,535 Bn. as of December 31, 2014. This amount represented an 11.0% YoY expansion in our capital base as compared to the Ch$2,284 Bn. reported in 2013. The net increment of Ch$251 Bn. had principally to do with:

•                  Earnings retention of approximately Ch$96 Bn. with charge to our net distributable earnings for the FY2013. This capitalisation was associated with a dividend payout ratio of 70%, as approved by our shareholders in March 2014. Also, this retention is computed once deducted the payment to the Central Bank (equivalent to 100% of SAOS’ stake in our economic rights plus the rights of SM-Chile/A shares).

•                  Roughly Ch$50 Bn. of retention from our net income for the FY2013. This retention is aimed at hedging our shareholders’ equity against inflation fluctuations.

•                  Approximately Ch$77 Bn. of higher net income (provisions for minimum dividends deducted) in 2014 as compared to 2013.

•                  Other comprehensive income (OCI) that increased by approximately Ch$28 Bn. in 2014 as compared to 2013. This variance was mainly associated with positive unrealised mark-to-market (MtM) of our AFS securities and also market value adjustment of positions in derivatives held for hedge accounting purposes (cash flows). The increase in OCI had mainly to do with downward changes in long-term interest rates, globally.

As a result of the strengthening in our capital base, which was above the growth posted by our assets, our capital adequacy improved YoY. Actually, our BIS ratio was 13.3% as of Dec.14, which represents a 27 bp. increase as compared to the ratio posted a year earlier. As a result, our BIS ratio is 3.2 percentage points above the regulatory limit. Similarly, our Tier I ratio (on RWA) stood at 10.4% as of Dec.14. This is 45 bp. above the indicator posted in 2013.

EQUITY & CAPITAL ADEQUACY

(In Billions of Ch$ and %)

Equity	Dec-13	Dec-14	YoY Chg.
Capital & Reserves
Capital	1,849.4	1,944.9	5.2%
Reserves	213.6	263.3	23.2%
Other accounts	15.9	44.1	176.9%
Earnings
Retained Earnings	16.4	16.4	0.0%
Income for the Period	513.6	591.1	15.1%
Provisions for Min. Dividends	(324.6)	(324.6)	0.0%
Minority Interest
Minority Interest	—	—	—
Total Equity	2,284.3	2,535.2	11.0%

Notes:

Assets: Total Assets | RWA: Risk-Weighted Assets | Total Capital: Basic Capital + Supplementary Capital (if any).

Basic Capital: paid-in capital, reserves and retained earnings, excluding capital of subsidiaries and foreign branches.

Net Distributable Earnings and Dividend Proposal

As publicly known, the dividend policy of Banco de Chile is based on the concept of net distributable earnings, which is nothing but the difference between the annual consolidated net income attributable to shareholders and the effect of inflation on our paid-in capital and reserves. Accordingly, for the year ended December 31, 2014 our net distributable earnings totalled Ch$463.7 Bn. On the other hand, on January 27, 2015, our BoD agreed to propose to Banco de Chile’s shareholders the distribution of dividend N°203 for an amount of Ch$3.42915880220 per share. This dividend corresponds to a payout ratio of 70% on the amount of net distributable earnings and must be approved by the next shareholders’ meeting to be held on March 26, 2015.

4Q and FY 2014 | Business Segments:

Business Model: Loans | Income before Taxes | Customers

LOANS BREAKDOWN BY SEGMENT

(In Billions of Ch$ and %)

As of December 31, 2013	As of December 31, 2014

INCOME BEFORE INCOME TAX BY SEGMENT

(In Millions of Ch$ and %)

	Quarter		As of		% Change
Business Segment	4Q13	4Q14	Dec-13	Dec-14	4Q14/4Q13	Dec-14/Dec-13
Retail Banking	90,606	89,672	303,235	284,379	(1.0)%	(6.2)%
Wholesale Banking	55,498	58,695	247,406	289,752	5.8%	17.1%
Treasury	2,489	12,342	10,096	42,441	395.8%	320.4%
Subsidiaries	7,537	11,117	32,802	34,036	47.5%	3.8%
Income before income tax	156,130	171,826	593,539	650,608	10.1%	9.6%

CUSTOMER BASE BY SEGMENT

(In number of Customers)

4Q and FY 2014 | Financial Information:

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters						Year Ended
	4Q13	3Q14	4Q14	4Q14	% Change		Dec-13	Dec-14	Dec-14	% Change
	MCh$	MCh$	MCh$	MUS$	4Q14/4Q13	4Q14/3Q14	MCh$	MCh$	MUS$	Dec-14/Dec-13
Interest revenue and expense
Interest revenue	490,945	437,655	553,308	912.9	12.7%	26.4%	1,763,540	2,033,846	3,355.7	15.3%
Interest expense	(200,469)	(152,150)	(211,109)	(348.3)	5.3%	38.8%	(704,371)	(788,788)	(1,301.4)	12.0%
Net interest income	290,476	285,505	342,199	564.6	17.8%	19.9%	1,059,169	1,245,058	2,054.3	17.6%
Fees and commissions
Income from fees and commissions	98,644	95,555	101,299	167.1	2.7%	6.0%	386,733	387,452	639.3	0.2%
Expenses from fees and commissions	(27,400)	(29,427)	(29,601)	(48.8)	8.0%	0.6%	(99,639)	(115,264)	(190.2)	15.7%
Net fees and commissions income	71,244	66,128	71,698	118.3	0.6%	8.4%	287,094	272,188	449.1	(5.2)%
Net Financial Operating Income	(12,603)	(3,617)	5,908	9.7	—	—	11,084	29,459	48.6	165.8%
Foreign exchange transactions, net	34,693	31,007	8,664	14.3	(75.0)%	(72.1)%	71,457	70,225	115.9	(1.7)%
Other operating income	9,297	7,022	11,984	19.8	28.9%	70.7%	27,221	29,472	48.6	8.3%
Total Operating Revenues	393,107	386,045	440,453	726.7	12.0%	14.1%	1,456,025	1,646,402	2,716.5	13.1%
Provisions for loan losses	(67,796)	(61,655)	(73,631)	(121.5)	8.6%	19.4%	(241,613)	(283,993)	(468.6)	17.5%
Operating revenues, net of provisions for loan losses	325,311	324,390	366,822	605.2	12.8%	13.1%	1,214,412	1,362,409	2,247.9	12.2%
Operating expenses
Personnel expenses	(89,045)	(85,839)	(128,993)	(212.8)	44.9%	50.3%	(323,236)	(384,512)	(634.4)	19.0%
Administrative expenses	(68,192)	(66,252)	(77,134)	(127.3)	13.1%	16.4%	(252,501)	(270,537)	(446.4)	7.1%
Depreciation and amortization	(7,577)	(7,935)	(9,604)	(15.8)	26.8%	21.0%	(28,909)	(30,501)	(50.3)	5.5%
Impairments	(2,114)	(1,563)	(314)	(0.5)	(85.1)%	(79.9)%	(2,247)	(2,085)	(3.4)	(7.2)%
Other operating expenses	(2,262)	(6,092)	(798)	(1.3)	(64.7)%	(86.9)%	(16,051)	(27,027)	(44.7)	68.4%
Total operating expenses	(169,190)	(167,681)	(216,843)	(357.7)	28.2%	29.3%	(622,944)	(714,662)	(1,179.2)	14.7%
Net operating income	156,121	156,709	149,979	247.5	(3.9)%	(4.3)%	591,468	647,747	1,068.7	9.5%
Income attributable to affiliates	27	747	934	1.5	3,359.3%	25.0%	2,071	2,861	4.7	38.1%
Income before income tax	156,148	157,456	150,913	249.0	(3.4)%	(4.2)%	593,539	650,608	1,073.4	9.6%
Income tax	(23,265)	1,262	(22,780)	(37.6)	(2.1)%	—	(79,936)	(59,527)	(98.2)	(25.5)%
Net Income for the period	132,883	158,718	128,133	211.4	(3.6)%	(19.3)%	513,603	591,081	975.2	15.1%
Non-Controlling interest	1	—	—	—	—	—	1	1	—	0.0%
Net Income attributable to bank’s owners	132,882	158,718	128,133	211.4	(3.6)%	(19.3)%	513,602	591,080	975.2	15.1%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$606.09 for US$1.00 as of December 31, 2014. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

4Q and FY 2014 | Financial Information:

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Dec-13	Sep-14	Dec-14	Dec-14	% Change
ASSETS	MCh$	MCh$	MCh$	MUS$	Dec-14/Dec-13	Dec-14/Sep-14
Cash and due from banks	873,308	939,918	915,133	1,509.9	4.8%	(2.6)%
Transactions in the course of collection	374,471	412,839	400,081	660.1	6.8%	(3.1)%
Financial Assets held-for-trading	393,134	585,984	548,471	904.9	39.5%	(6.4)%
Receivables from repurchase agreements and security borrowings	82,422	11,356	27,661	45.6	(66.4)%	143.6%
Derivate instruments	374,688	820,546	832,193	1,373.1	122.1%	1.4%
Loans and advances to Banks	1,062,056	675,764	1,155,365	1,906.3	8.8%	71.0%
Loans to customers, net
Commercial loans	13,076,508	12,932,564	13,108,236	21,627.5	0.2%	1.4%
Residential mortgage loans	4,732,307	5,219,568	5,418,623	8,940.3	14.5%	3.8%
Consumer loans	3,060,696	3,230,947	3,349,789	5,526.9	9.4%	3.7%
Loans to customers	20,869,511	21,383,079	21,876,648	36,094.7	4.8%	2.3%
Allowances for loan losses	(480,478)	(524,774)	(528,615)	(872.2)	10.0%	0.7%
Total loans to customers, net	20,389,033	20,858,305	21,348,033	35,222.5	4.7%	2.3%
Financial Assets Available-for-Sale	1,673,704	1,556,870	1,600,189	2,640.2	(4.4)%	2.8%
Financial Assets Held-to-maturity	—	—	—	—	—	—
Investments in other companies	16,670	24,584	25,312	41.8	51.8%	3.0%
Intangible assets	29,671	26,614	26,593	43.9	(10.4)%	(0.1)%
Property and Equipment	197,578	203,764	205,403	338.9	4.0%	0.8%
Current tax assets	3,202	2,412	3,468	5.7	8.3%	43.8%
Deferred tax assets	145,904	189,675	202,869	334.7	39.0%	7.0%
Other assets	318,029	303,269	355,057	585.8	11.6%	17.1%
Total Assets	25,933,870	26,611,900	27,645,828	45,613.4	6.6%	3.9%

	Dec-13	Sep-14	Dec-14	Dec-14	% Change
LIABILITIES & EQUITY	MCh$	MCh$	MCh$	MUS$	Dec-14/Dec-13	Dec-14/Sep-14
Liabilities
Current accounts and other demand deposits	5,984,332	6,345,503	6,934,373	11,441.2	15.9%	9.3%
Transactions in the course of payment	126,343	290,445	96,945	160.0	(23.3)%	(66.6)%
Payables from repurchase agreements and security lending	256,766	225,884	249,482	411.6	(2.8)%	10.4%
Saving accounts and time deposits	10,402,725	9,560,022	9,721,246	16,039.3	(6.6)%	1.7%
Derivate instruments	445,132	826,616	859,752	1,418.5	93.1%	4.0%
Borrowings from financial institutions	989,465	803,577	1,098,716	1,812.8	11.0%	36.7%
Debt issued	4,366,960	5,139,773	5,057,956	8,345.2	15.8%	(1.6)%
Other financial obligations	210,926	183,656	186,573	307.8	(11.5)%	1.6%
Current tax liabilities	10,333	9,908	22,498	37.1	117.7%	127.1%
Deferred tax liabilities	36,569	46,579	35,029	57.8	(4.2)%	(24.8)%
Provisions	551,898	511,687	601,714	992.8	9.0%	17.6%
Other liabilities	268,105	229,939	246,388	406.5	(8.1)%	7.2%
Total liabilities	23,649,554	24,173,589	25,110,672	41,430.6	6.2%	3.9%
Equity of the Bank’s owners
Capital	1,849,351	1,944,920	1,944,920	3,209.0	5.2%	—
Reserves	213,636	263,338	263,258	434.3	23.2%	(0.0)%
Other comprehensive income	15,928	16,769	44,105	72.8	176.9%	163.0%
Retained earnings from previous periods	16,379	16,379	16,379	27.0	—	—
Income for the period	513,602	462,947	591,080	975.2	15.1%	27.7%
Provisions for minimum dividends	(324,582)	(266,044)	(324,588)	(535.5)	0.0%	22.0%
Non-Controlling Interest	2	2	2	—	—	—
Total equity	2,284,316	2,438,311	2,535,156	4,182.8	11.0%	4.0%
Total Liabilities & Equity	25,933,870	26,611,900	27,645,828	45,613.4	6.6%	3.9%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$606.09 for US$1.00 as of December 31, 2014. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

4Q and FY 2014 | Financial Information:

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and annualized percentages (%), unless otherwise stated)

	Quarters			Year Ended
Key Performance Ratios	4Q13	3Q14	4Q14	Dec-13	Sep-14	Dec-14
Earnings per Share (1) (2)
Net income per Share (Ch$)	1.43	1.68	1.35	5.51	4.89	6.24
Net income per ADS (Ch$)	855.69	1,006.08	812.21	3,307.34	2,934.52	3,746.73
Net income per ADS (US$)	1.63	1.68	1.34	6.29	4.90	6.18
Book value per Share (Ch$)	24.52	25.76	26.78	24.52	25.76	26.78
Shares outstanding (Millions)	93,175	94,655	94,655	93,175	94,655	94,655
Profitability Ratios (3)(4)
Net Interest Margin	4.97%	4.73%	5.46%	4.71%	5.04%	5.15%
Net Financial Margin	5.35%	5.18%	5.70%	5.08%	5.52%	5.56%
Fees & Comm. / Avg. Interest Earnings Assets	1.22%	1.09%	1.14%	1.28%	1.12%	1.13%
Operating Revs. / Avg. Interest Earnings Assets	6.73%	6.39%	7.03%	6.47%	6.73%	6.81%
Return on Average Total Assets	2.11%	2.42%	1.86%	2.13%	2.39%	2.25%
Return on Average Equity	23.51%	26.33%	20.58%	23.51%	25.77%	24.43%
Capital Ratios
Equity / Total Assets	8.81%	9.16%	9.17%	8.81%	9.16%	9.17%
Tier I (Basic Capital) / Total Assets	7.57%	7.80%	7.89%	7.57%	7.80%	7.89%
Tier I (Basic Capital) / Risk-Wighted Assets	9.94%	10.26%	10.39%	9.94%	10.26%	10.39%
Total Capital / Risk- Weighted Assets	13.05%	13.17%	13.32%	13.05%	13.17%	13.32%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.13%	1.28%	1.25%	1.13%	1.28%	1.25%
Allowance for Loan Losses / Total Past Due	202.96%	191.10%	193.64%	202.96%	191.10%	193.64%
Impaired Loans / Total Loans to Customers	3.45%	3.72%	3.29%	3.45%	3.72%	3.29%
Loan Loss Allowances / Impaired Loans	66.67%	65.92%	73.35%	66.67%	65.92%	73.35%
Loan Loss Allowances / Total Loans to Customers	2.30%	2.45%	2.42%	2.30%	2.45%	2.42%
Loan Loss Provisions / Avg. Loans to Customers (4)	1.33%	1.17%	1.36%	1.23%	1.34%	1.34%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	43.04%	43.44%	49.23%	42.78%	41.28%	43.41%
Operating Expenses / Average Total Assets (3) (4)	2.69%	2.56%	3.16%	2.58%	2.56%	2.72%
Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	23,359,915	24,159,098	25,058,497	22,492,802	23,878,290	24,173,342
Avg. Assets (million Ch$)	25,194,208	26,204,846	27,489,491	24,120,150	25,879,971	26,282,351
Avg. Equity (million Ch$)	2,260,927	2,410,772	2,490,766	2,184,368	2,395,094	2,419,012
Avg. Loans to customers (million Ch$)	20,401,258	21,117,807	21,650,698	19,630,953	21,001,022	21,163,441
Avg. Interest Bearing Liabilities (million Ch$)	15,555,856	15,616,852	15,906,917	14,970,184	15,485,535	15,590,880
Risk-Weighted Assets (Million Ch$)	22,981,095	23,764,810	24,399,252	22,981,095	23,764,810	24,399,252
Additional Data
Exchange rate (Ch$/US$)	525.72	598.31	606.09	525.72	598.31	606.09
Employees (#)	14,723	14,913	14,803	14,723	14,913	14,803
Branches (#)	430	430	429	430	430	429

Notes

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$606.09 for US$1.00 as of December 31, 2014. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

4Q and FY 2014 | Financial Information:

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised.

•                  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognised.

•                  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 70% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

•   changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•   changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•   unexpected developments in certain existing litigation;

•   increased costs;

•   unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía Head of Investor Relations Investor Relations | Banco de Chile Phone Nr. (56-2) 2653.3554 Email: pmejiar@bancochile.cl	Mr. Daniel Galarce Head of Research Research Department | Banco de Chile Phone Nr. (56-2) 2653.0667 Email: dgalarce@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3rd, 2015

Banco de Chile

/S/ Arturo Tagle Q.
	By:	Arturo Tagle Q.
CEO